Exhibit 10.1

Execution Version

THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) the type of information that the Company treats as private or confidential.

City of Buenos Aires, September 5, 2025

Agrium Holdco Spain, S.L. (sociedad unipersonal)

Calle del Príncipe de Vergara 112, 4th floor

Madrid

Spain

[***]

Re: Offer Letter 1/2025

Dear Sirs,

Pursuant to our previous conversations, Avaldi S.A., a company (sociedad anonima) incorporated according to the laws of Argentina on August 27, 2025 and under registration process (sociedad anonima en formación) before the Companies’ House of the City of Buenos -IGJ- (the “Buyer”), is pleased to address Agrium Holdco Spain S.L. (sociedad unipersonal), a company organized under the laws of the Kingdom of Spain (the “Seller” and jointly with the Buyer, the “Parties” and each a “Party”), in order to submit the terms of our offer (the “Proposal”) for the acquisition and transfer of 50% of the shares of Profertil S.A. (the “Company”), subject to the terms and conditions set forth in Annex A (the “Terms and Conditions”).

The Proposal is irrevocable and may only be accepted by the Seller through a written acceptance notice (executed by or on behalf of Seller and delivered by or on behalf of the Seller to Buyer in PDF format via e-mail to [***] and [***] prior to 11:59 pm EST on September 8, 2025) expressing Seller’s acceptance of the Proposal. The Proposal may be accepted or rejected by Seller only in full.

Upon acceptance of this Proposal as provided in the immediately preceding paragraph, the Terms and Conditions contained in the Proposal (the “Agreement”) shall be binding upon and inure to the benefit of the Parties hereof and their respective successors and permitted assigns, and each of the Parties shall be deemed to have accepted, acknowledged and agreed to any and all such Terms and Conditions, which shall constitute, together with any ancillary or related agreements referenced therein, the entire agreement between them relating to the subject matter thereof and shall supersede any and all previous agreements and understandings, oral or written, relating to the subject matter thereof.

Any term and condition, statement, representation, warranty, covenant, obligation, agreement or guarantee expressed in this Proposal which may indicate an assertion, abstention, commitment and/or general right or obligation shall only be enforceable and valid if this Proposal is accepted as provided herein. If the Proposal is not accepted as provided herein, such terms, conditions, statements, representations, warranties, covenants, obligations, agreements and/or guarantees shall not be valid or enforceable nor shall they cause any legal effects since they shall be deemed as if they had never been written.

This Proposal shall be governed by and construed in accordance with the laws of the State of New York, United States of America, without regard to its conflict of law rules that would require the application of the laws of another jurisdiction.

Any dispute arising out of or in connection with this Proposal, including any question regarding its existence, validity or termination, and any dispute relating to any non-contractual obligations arising out of or in connection herewith, shall be exclusively and finally resolved by binding arbitration under the Rules of Arbitration of the International Chamber of Commerce and in accordance with the provisions of Section 10.6 of the Terms and Conditions.

Yours sincerely,

/s/ Emilio Gnecco

 _______________________

Avaldi S.A.

Emilio Gnecco

President of the Board of Directors

Annex A

Terms and Conditions

INDEX

Terms and Conditions		3
ANNEX A		6
RECITALS		6
SECTION I DEFINITIONS		6
1.1.	Definitions	6
1.2.	References	13
1.3.	Rules of Interpretation	14
SECTION II SALE AND PURCHASE OF THE SHARES		14
2.1.	Transfer of Shares	14
2.2.	Purchase Price	15
2.3.	Estimated Purchase Price and Price Adjustment Mechanism	16
2.4.	Payments in Dollars	18
2.5.	Closing	18
2.6.	YPF ROFR Procedure	18
2.7.	Closing Actions and Deliveries by the Parties	19
SECTION III REPRESENTATIONS AND WARRANTIES OF SELLER		20
3.1.	Capacity of Seller and Title	20
3.2.	Authorization	21
3.3.	Approvals and Consents	21
3.4.	Absence of Conflicts	21
3.5.	Organization of the Company	22
3.6.	No implicit warranty	22
3.7.	No Insolvency or Bankruptcy Proceedings	22
3.8.	No Corruption	22
SECTION IV REPRESENTATIONS AND WARRANTIES OF BUYER		23
4.1.	Organization; Authorization	23
4.2.	Approvals and Consents	23
4.3.	Absence of Conflicts	23
4.4.	Legal Actions affecting the Transactions	24
4.5.	Investigation by Buyer	24
4.6.	No Legal Action and Virtual Data Room	25

4.7.	Sufficiency of Funds	25
4.8.	No Insolvency or Bankruptcy Proceedings	25
4.9.	No Corruption	25
4.10.	Export Controls and Trade Sanctions	26
4.11.	Anti-Money Laundering	26
SECTION V CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER		26
5.1.	Conditions Precedent	26
5.2.	Frustration of Closing Conditions	27
5.3.	Waiver of Closing Conditions	27
SECTION VI CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER		27
6.1.	Conditions Precedent	27
6.2.	Frustration of Closing Conditions	28
6.3.	Waiver of Closing Conditions	28
SECTION VII CERTAIN COVENANTS AND AGREEMENTS OF THE SELLER AND THE BUYER		28
7.1.	Conduct of Business Prior to the Closing Date	28
7.2.	Covenants regarding Information	28
7.3.	Confidentiality	29
7.4.	Consents and Filings	29
7.5.	Antitrust Approval	30
7.6.	Tax Covenants	31
7.7.	Expenses and Finder’s Fees	31
7.8.	Access to Information	32
7.9.	Information Releases	32
7.10.	Registration of change of Directors	32
7.11.	Pen Drive.	32
7.12.	Buyer D&O Insurance	32
SECTION VIII TERMINATION		33
8.1	Termination Before Closing	33
8.2	No Termination After Closing	34
SECTION IX INDEMNIFICATION		34
9.1.	Survival of Representations, Warranties and Covenants	34
9.2.	Indemnification by the Seller	34
9.3.	Indemnification by the Buyer	35
9.4.	Certain Limitations	35
9.5.	Indemnification Procedures	37

SECTION X MISCELLANEOUS		40
10.1.	Cooperation	40
10.2.	Waiver	40
10.3.	Notices	40
10.4.	Governing Language	41
10.5.	Governing Law	41
10.6.	Dispute Resolution	41
10.7.	Further Assurances	42
10.8.	Headings	42
10.9.	Entire Agreement	42
10.10.	Amendment and Modification	43
10.11.	Binding Effect; Benefits	43
10.12.	Assignability	43
10.13.	Severability	43
10.14.	Costs	43
10.15.	Specific Performance	43
10.16.	Exchange Rate. Dollar Amounts	44
10.17.	Payment	44
10.18.	Stamp Tax	44
10.19.	Counterparts	45
10.20.	Actions Involving YPF	45
10.21.	Non Recourse	45

ANNEX A

This Share Purchase Agreement (the “Agreement”) dated as of September 5, 2025 (the “Execution Date”) is entered into by and among (a) Agrium Holdco Spain, S.L. (sociedad unipersonal), a private limited liability company (sociedad limitada) organized under the laws of the Kingdom of Spain with registered corporate address at Calle del Príncipe de Vergara 112, 4th floor, Madrid, Spain, registered with the Commercial Registry of Madrid at volume 19,756, page 76, sheet M-347721, and holder of Spanish Tax Identification Number B-83899146, in force (the “Seller”), and (b) Avaldi S.A., a corporation under registration process (sociedad anónima en formación) organized and existing under the laws of Argentina, with corporate address at Avenida Leandro N. Alem 882, 13th floor of the City of Buenos Aires, under the process of being registered with the Companies’ House of the City of Buenos Aires -IGJ- (IGJ N° 2.022.489) under filing number 9.891.076 (the “Buyer” and together with the Seller, the “Parties”).

RECITALS

WHEREAS, Seller owns 391,291,320 nominative, non-endorsable, Class A shares with a par value of AR$1 each and with right to one vote per share (the “Shares”), representing 50% of the capital stock and voting rights of Profertil S.A., a sociedad anónima organized under the laws of Argentina domiciled at Manuela Sáenz 323, 8th floor, Office 803, City of Buenos Aires, Argentina (the “Company”).

WHEREAS, the remaining 50% of the capital stock and voting rights of the Company is owned by YPF S.A., a corporation organized under the laws of Argentina (“YPF”).

WHEREAS, the Company is primarily engaged in the production of nitrogen-based fertilizers and in the sale of fertilizer products.

WHEREAS, upon the terms and subject to this Agreement, Buyer desires to purchase the Shares from Seller, and Seller desires to sell the Shares to Buyer.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:

SECTION I

DEFINITIONS

1.1. Definitions

In addition to the definitions provided throughout this Agreement, the following terms, when capitalized and in the case of the words “hereof”, “herein” and “hereunder” even if not capitalized, shall have the following meanings for purposes of construing this Agreement:

“ACA” shall have the meaning specified in Section 2.2(e).

“Acceptance Period” shall have the meaning specified in Section 9.5(b)(ii).

“Adjustment Amount” shall mean the amount resulting from the Cash Amount at Closing minus the Indebtedness Amount at Closing plus (to the extent the Working Capital

Adjustment Amount at Closing is a positive number) or minus (to the extent the Working Capital Adjustment Amount at Closing is a negative number) the absolute value of Working Capital Adjustment Amount at Closing.

“AGCL” shall mean the Argentine General Companies’ Law 19,550, as amended and reinstated.

“Affiliate” when used with respect to a Person, shall mean any company or other entity now or in the future directly or indirectly Controlled by, Controlling or subject to common Control with such Person.

“Agreement” shall have the meaning specified in the Preamble.

“Antitrust Approval” means a resolution approving the Transactions under the terms of section 14(a) of the Antitrust Law.

“Antitrust Authority” shall mean the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia), the Secretary of Industry and Trade of the Ministry of Economy of the Republic of Argentina and/or any other enforcement authority of the Antitrust Law, as appointed by the Argentine Executive Power.

“Antitrust Filings” shall have the meaning provided in Section 7.5(a).

“Antitrust Law” shall mean the Law No. 27,442, Decree No. 480/2018, Resolution No. 905/2023 of the Ministry of Economy, Resolution No. 26/2006 of the former Secretariat of Technical Coordination and any other law, regulation and or judicial decision addressing competition issues including, but not limited to, approval of economic concentrations.

“Applicable Laws” means, with respect to any Person, any federal, national, state, provincial, local or similar statute, law, ratified treaty or convention, ordinance, regulation, directive, communiqué (including Comunicaciones of the Argentine Central Bank), rule, code, order, judgment, injunction, writ, restriction, permit, decision, requirement or rule of law of any Governmental Authority to which such Person or any of its activities or any of its assets or properties is or was subject.

“Argentina” means the Republic of Argentina.

“Blue Chip Swap Rate” shall have the meaning specified in Section 10.17.

“Business Day” means any day other than Saturday or Sunday on which financial institutions in New York City (or, with respect to any payment obligations of the Parties hereunder, in the relevant jurisdiction in which such payment is to be made) are open for the transaction of business.

“Buyer” shall have the meaning specified in the Preamble.

“Buyer Indemnitee” shall have the meaning specified in 7.6.1(a).

“Cash” shall mean, with respect to the Company, (a) cash and cash equivalents of the Company; (b) investments in financial assets; (c) non-current advances or deposits paid to suppliers including any such advances or deposits paid under the Gas Supply Migration Project; and (d) judicial deposits. For clarity, Cash shall be calculated consistently with the methodology outlined in Schedule 2.3(b) and using amounts determined under IFRS as consistently applied by the Company.

“Cash Amount at Closing” shall mean an amount equal to 50% of the aggregate actual amount of Cash held by the Company at the open of business of the Closing Date.

“Closing” shall have the meaning specified in Section 2.50.

“Closing Date” shall have the meaning specified in Section 2.5(a).

“Closing Notice” shall have the meaning specified in Section 2.6(d).

“CNV” shall mean the Securities and Exchange Commission of the Republic of Argentina (Comisión Nacional de Valores).

“Company” shall have the meaning specified in the Preamble.

“Confidential Information” shall have the meaning specified in Section 7.3.

“Constituent Documents” shall mean collectively the certificate of incorporation, by-laws, other organizational or governing documents or resolutions adopted by the boards of directors or stockholders, including all amendments thereto and restatements thereof.

“Control” (and all related terms) shall mean the ownership of over 50% of the capital or votes of the relevant entity, or the right to appoint or remove the majority of the board or management, whether by ownership of voting securities, contract or otherwise.

“Direct Claim” shall have the meaning specified in Section 9.4(c).

“Disclosing Party” shall have the meaning specified in Section 7.3.

“Dispute” shall have the meaning specified in Section 10.6.

“Dollars” or “US$” means the lawful currency of the United States of America.

“Dollar Securities” shall have the meaning specified in Section 10.17.

“Down Payment Amount” shall have the meaning specified in Section 2.2(a).

“Enterprise Value” shall mean the amount of US$ 635,000,000.

“Estimated Adjustment Amount” shall have the meaning specified in Section 2.3(b).

“Estimated Purchase Price” shall mean the amount resulting from the Enterprise Value plus the Estimated Adjustment Amount.

“Event of Default” means:

(i) any Insolvency Event;

(ii) any change of Control with respect to the Buyer, as applicable;

(iii)       any material breach of this Agreement by the Buyer or the Seller, as applicable, that remains uncured twenty (20) Business Days after notice thereof is given in accordance with Section 10.3 by the non-breaching Party to the breaching Party describing the breach in reasonable detail; and/or

(iv)       any material breach to any guarantee delivered in connection with this Agreement.

“Excess Amount” shall have the meaning specified in Section 2.3(f).

“Exchange Rate” shall mean the seller’s exchange rate for Dollar bills (dólar billete) published by Banco de la Nación Argentina on its website as of the Business Day prior to the date of its determination.

“Execution Date” has the meaning set forth in the Preamble.

“Gas Supply Migration Project” means [***].

“Governmental Authority” means any federal, national, state, provincial, local, municipal or similar government, governmental, regulatory or administrative authority, agency or commission or any quasi-governmental or state-owned body or private entity having any regulatory, taxing, importing or other governmental or quasi-governmental authority, or any court, tribunal, or judicial or arbitral body having jurisdiction over any Person, property or asset.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hereof”, “herein” and “hereunder”, even if not capitalized, shall refer to the whole Agreement and not to the clause or section where such words are used, unless otherwise stipulated.

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board (“IASB”) (which include standards and interpretations approved by the IASB and International Accounting Standards issued under previous constitutions) together with its pronouncements thereon from time to time and applied on a consistent basis.

“IGJ” means Inspección General de Justicia, Companies House of the City of Buenos Aires.

“Indebtedness” shall mean, with respect to the Company and without duplication, (a) the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations due to third party financing institutions in respect of indebtedness for borrowed money, including any such obligations evidenced by bonds, debentures, notes or other security or similar instrument; (b) leases or other liabilities, solely to the extent treated as indebtedness under IFRS; (c) doubtful accounts to the extent reclassified from Working Capital; (d) plus income taxes balances (to the extent it is a payable balance) or minus income tax balances (to the extent it is a receivable balance). For clarity, Indebtedness shall exclude deferred income tax balances and shall be calculated consistently with the methodology outlined in Schedule 2.3(b) using amounts determined in accordance with IFRS as consistently applied by the Company.

“Indebtedness Amount at Closing” shall mean an amount equal to 50% of the aggregate actual amount of Indebtedness held by the Company at the open of business of the Closing Date.

“Independent Accounting Firm” shall have the meaning specified in Section 2.3(e).

“Insolvency Event” means (i) the dissolution or liquidation of the Seller, Buyer or the Company; (ii) the failure or inability by the Seller, any Person that Controls the Seller, the Buyer, any Person that Controls the Buyer, or the Company to pay their respective debts generally as they become due; (iii) the filing by the Seller, the Buyer or the Company of an offer to their respective creditors to enter into any out-of-court restructuring arrangement; (iv) the commencement by the Seller, any Person that Controls the Seller, the Buyer, any Person that Controls the Buyer or the Company of any receivership, bankruptcy, insolvency or reorganization proceeding or any other action or proceeding for any other relief under any bankruptcy or insolvency laws or similar laws affecting creditors’ rights; or (v) the commencement against the Seller, any Person that Controls the Seller, the Buyer, any Person that Controls the Buyer or the Company of any proceeding specified in the immediately preceding paragraph, and such proceeding has resulted in the entry of an order for any relief, which order shall not have been vacated, discharged, stayed or bonded pending appeal within ninety (90) days from the entry thereof.

“Interest Rate” means an annual rate equal to the Term SOFR of the Execution Date minus [***] that shall be calculated on the basis of a 360-day year and the actual number of days elapsed from the payment date of the Down Payment Amount to the day immediately prior to the Closing Date or the date of termination of this Agreement pursuant to Section 8.1., as applicable.

“Kadesh” shall have the meaning specified in Section 2.2(e).

“Knowledge of the Seller” means the actual knowledge of the persons listed on Schedule 1.1(a).

“Legal Action” means any action, suit, claim, demand, arbitration, investigation, audit, cancellation proceeding, charge or other proceeding, whether civil, commercial, labor, administrative, criminal or otherwise, by or before any court, arbitrator or Governmental Authority brought or initiated against any Person, its assets or properties.

“Liabilities” means all debts, commitments or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any Applicable Laws, Legal Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Liens” means, with respect to any property or asset, any deed of trust or fideicomiso (including any assignment in trust or fideicomiso), pledge, lien, charge, mortgage, security interest, easement, covenant, right of way, restriction, equity, usufruct or encumbrance of any nature whatsoever in or on such assets, court or administrative attachment orders (embargos), the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such assets, any option or any right other than by virtue of ownership to receive dividends or otherwise share profits or to exercise voting rights.

“Losses” shall have the meaning set forth in 7.6.1(a).

“Non-Party” shall have the meaning set forth in Section 10.21.

“Outside Date” shall have the meaning specified in Section 2.50.

“Party” shall have the meaning specified in the Preamble.

“Pen Drive” means the pen drive containing all the documentation and information of the Virtual Data Room delivered by such data room provider, a sealed copy (as received by such provider) of which shall be kept by each of the Parties as set forth in Section 7.11.

“Person” means a corporation, association, limited liability company, joint venture, partnership, trust, business, individual, government or political subdivision thereof, or Governmental Authority.

“Pesos” or “AR$” means the lawful currency of Argentina or any lawful currency that replaces it.

“Plant Expansion Project” means a potential expansion initiative currently under analysis and evaluation by the Company, which, if implemented, would aim to double its urea production capacity at its facilities located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires.

“Post-Closing Statement” shall have the meaning specified in Section 2.3(c).

“Pre-Closing Period” shall have the meaning specified in Section 7.1

“Preliminary Closing Statement” shall have the meaning specified in Section 2.3(b).

“Profertil Shareholders Agreement” means the shareholders agreement of Profertil entered into by and between Agrium Inc. (later replaced by Seller, pursuant to a transfer of the shares Agrium Inc. held in Profertil in favor of Seller) and YPF on January 14, 1999 and as amended on January 6, 2025. Schedule 1.1(b) contains a copy of the Profertil Shareholders Agreement.

“Purchase Price” means the amount resulting from the Enterprise Value plus the Adjustment Amount.

“Rejection Decision” means a decision by the Antitrust Authority (i) rejecting the economic concentration contemplated by this Agreement under the terms of section 14(c) of the Antitrust Law, or (ii) subordinating the economic concentration contemplated by this Agreement to conditions or restrictions under the terms of section 14(b) of the Antitrust Law.

“Representatives” means, with respect to any Person, that Person’s officers, directors, trustees, employees, agents, counsels, accountants, financial advisors, consultants and other agents and representatives.

“Review Period” shall have the meaning specified in Section 2.3(d).

“ROFR Notice” shall have the meaning specified in Section 2.6(a).

“ROFR Period” shall have the meaning specified in Section 2.6(b).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (a) the U.S. government, including Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State; (b) the United Nations Security Council; (c) the European Union and each of its member states; (d) the United Kingdom; (e) Argentina; and (f) Spain.

“Seller” shall have the meaning specified in the Preamble.

“Seller Indemnitee” shall have the meaning provided in Section 9.3.

“Shortfall Amount” shall have the meaning specified in Section 2.3(g).

“Statement of Objections” shall have the meaning specified in Section 2.3(d).

“Target Working Capital” means the amount of [***].

“Tax” means (i) all federal, state or local taxes, charges, fees, imposts, levies or other assessments, including all such taxes based on gross or net income, other income, gross receipts, capital, sales, use, ad valorem, value added, goods and services, harmonized sales, transfer, registration, franchise, profits, windfall profits, inventory, capital stock, license, wage or other withholding, payroll, employment, disability, social security (or similar), health insurance, premiums, government pension plan, unemployment, excise, utility, environmental, communications, severance, stamp, occupation, real or personal property, alternative or add-on minimum, estimated, escheat, unclaimed property and estimated taxes, customs duties, fees, assessments and charges, debit and credit, personal assets, contributions, penalties for failure to file a tax or informational return and other taxes of any kind whatsoever, whether disputed or not, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (i) above.

“Term SOFR” means, for any day, the 1-month Term SOFR rate published for such day by the Chicago Mercantile Exchange, as the administrator of the benchmark (or a successor administrator) on the Chicago Mercantile Exchange’s Website https://www.cmegroup.com/market-data/cme-group-benchmark-administration/term-sofr.html#term (or the website of any successor administrator or publisher). Where, in respect of any day, Term SOFR (ii) is negative, it shall be deemed to be zero (iii) is not published for such day then the most closely preceding day’s Term SOFR shall be used. If such rate ceases to be published, the Parties shall endeavor to establish an alternate rate of interest that gives due consideration to the then prevailing market convention for determining a rate of interest and the Parties shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable.

“Termination Notice” shall have the meaning specified in 7.12(a).

“Third Party Claim” shall have the meaning specified in Section 9.5(b)(i).

“Trademarks” means all service marks, trademarks, trade names, corporate names, trade dress, internet domain names, identifying symbols, logos, emblems, signs or insignia, including all goodwill associated therewith, and all applications, registrations, and renewals thereof.

“Transactions” means the transactions contemplated pursuant to this Agreement.

“Virtual Data Room” means the virtual data room made available to the Buyer by the Seller until the last Business Day prior to the Execution Date, with information about the Company, located at DealRoom, which information and documentation is contained in the Pen Drive.

“Withholding” shall have the meaning specified in Section 2.2(b).

“Working Capital” means adjusted working capital, calculated consistently with the methodology outlined in Schedule 2.3(b) using amounts determined in accordance with IFRS as consistently applied by the Company.

“Working Capital Adjustment Amount at Closing” shall mean (i) if the Working Capital Amount at Closing exceeds the Target Working Capital, then the amount by which the Working Capital Amount at Closing exceeds the Target Working Capital or (ii) if the Target Working Capital exceeds the Working Capital Amount at Closing, then the amount by which the Target Working Capital exceeds the Working Capital Amount at Closing; provided, that any amount which is calculated pursuant to clause (ii) above shall be deemed to be a negative number.

“Working Capital Amount at Closing” means an amount equal to 50% of the aggregate actual amount of Working Capital of the Company at the open of business of the Closing Date.

“YPF” has the meaning specified in the Preamble.

“YPF Exercise Notice” shall have the meaning specified in Section 2.6(c).

“YPF ROFR” is the right granted to YPF under Section 4.02 of the Profertil Shareholders Agreement and Section 9 bis of Profertil By-laws, by virtue of which YPF has a right of first refusal to acquire the Shares that Buyer intends to transfer pursuant to this Agreement.

“YPF ROFR Procedure” is the procedure for the YPF ROFR set forth in Section 4.02 of the Profertil Shareholders Agreement and Section 9 bis of Profertil By-laws.

“YPF Tacit Waiver” shall have the meaning specified in Section 2.6(e).

“YPF Waiver Notice” shall have the meaning specified in Section 2.6(d).

1.2. References

References in this Agreement to sections and exhibits are to sections and exhibits to this Agreement, unless otherwise indicated. The exhibits and schedules identified in this Agreement shall be deemed as included by way of reference and shall be a part hereof.

1.3. Rules of Interpretation

(a)       When the terms “include”, “includes”, or “including” are used in this Agreement, they shall be construed as followed by the terms “without limitation”, whether this phrase is included or not.

(b)       All terms used in the singular herein shall include the plural, and all terms used in the plural shall include the singular. The use of a particular gender in this Agreement is for convenience purposes only and shall not affect the interpretation hereof.

(c)       Unless the context requires otherwise: (a) the word “or” is not exclusive; (b) references to Applicable Laws refer to such Applicable Laws as they may be amended from time to time, and references to particular provisions of Applicable Laws include any corresponding provisions of any succeeding Applicable Laws; (c) terms defined in this Agreement are used throughout this Agreement and in any exhibits or schedules hereto as so defined; (d) references to any agreement, contract or document (including any referred to herein in any exhibit or schedule hereto) shall mean such agreement, contract or document as the same may be amended, supplemented or otherwise modified from time to time, in each case, in accordance with the terms herein and therein; (e) references to “days” shall mean calendar days, unless otherwise indicated; (f) any date specified for action that is not a Business Day shall mean the first Business Day after such date; (g) references to Persons include their successors and permitted assigns; and (h) if a term is defined as one part of speech (such as a noun), then it shall have a corresponding meaning when used as another part of speech (such as a verb) as the context requires.

(d)       The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(e)       Each of the components of the Estimated Adjustment Amount and the Adjustment Amount, respectively, will be calculated in a manner that avoids double counting.

SECTION II

SALE AND PURCHASE OF THE SHARES

2.1. Transfer of Shares

(a)       At Closing, and subject to the terms and conditions hereunder and the fulfillment of the conditions precedent set forth in Section V and Section VI herein, the Seller shall sell the Shares to Buyer and the Buyer shall purchase the Shares from the Seller.

(b)       The Shares shall be transferred to Buyer at Closing free and clear of any and all Liens (other than restrictions on transfer arising under the Profertil Shareholders Agreement, the Company By-laws or Applicable Laws) together with all rights now or hereafter attached thereto.

2.2. Purchase Price

(a)       The Purchase Price shall be the total consideration to be paid by Buyer to Seller for the purchase of the Shares. On the Execution Date, the Buyer shall pay to the Seller an amount in cash equal to US$120,000,000 (the “Down Payment Amount”), by wire transfer of immediately available funds to the Seller’s account set forth in Exhibit 2.2.(a)(i). Seller shall issue a receipt upon payment of the Down Payment Amount. Subject to the consummation of the Closing, the payment of the Down Payment Amount (including interest accrued under the Interest Rate) shall be deemed made on account of the Purchase Price. Subject to the provisions of Section 2.2(b), at the Closing, the Buyer shall pay to the Seller the Estimated Purchase Price less the Down Payment Amount (including interest accrued under the Interest Rate), by wire transfer of immediately available funds to the Seller’s account set forth in Exhibit 2.2.(a)(i).

(b)       At Closing, Buyer shall be required to withhold from the payment of the Estimated Purchase Price (and after the Closing, from any Excess Amount, if any) an amount equal to ten percent (10%) (the “Withholding”) of the Estimated Purchase Price, in accordance with the applicable provisions of the Argentine Income Tax Law and the Convention between Argentina and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital (signed on March 11, 2013 and in force since December 23, 2013),. For these purposes Seller must provide to Buyer, at least 5 Business Days prior to Closing the certificate duly legalized and apostilled evidencing that Seller is a resident of the Kingdom of Spain, in accordance with the Applicable Laws, in order to allow Buyer to properly determine the Withholding. Should the Applicable Laws at Closing establish a different percentage for the Withholding, Buyer shall withhold such different percentage (also, the “Withholding”).

Consequently, for clarification purposes, the amount to be received by Seller at Seller’s account on the Closing Date shall result from the following formula:

(Estimated Purchase Price) – (Withholding) – (Down Payment Amount including interest accrued under the Interest Rate) = Amount received by Seller.

Buyer shall timely deposit with the relevant Argentine Governmental Authority an amount equal to the Withholding in accordance with Applicable Laws and within the term established by such laws, and shall deliver to Seller, within five (5) Business Days as from the Closing Date: (i) evidence of such withholding, and (ii) evidence of payment to the relevant Governmental Authority.

(c)       All amounts payable hereunder shall be made in Dollars from accounts outside of Argentina, as set forth in Section 2.4.

(d)       The Down Payment Amount shall be wired by the following Affiliates of Buyer, on behalf and for the account of the Buyer (1) Kadesh Hispania SL, a company organized under the laws of Spain (“Kadesh”), shall wire US$96,000,000 and (2) Asociación de Cooperativas Argentinas Coop. Ltda (“ACA”), a cooperative organized under the laws of Argentina, shall wire US$24,000,000.

2.3. Estimated Purchase Price and Price Adjustment Mechanism.

(a)       The Estimated Purchase Price shall be determined by the following formula: (i) the Enterprise Value plus (ii) the Estimated Adjustment Amount.

(b)       At least five (5) Business Days prior to the Closing Date, Seller shall send to Buyer a statement (the “Preliminary Closing Statement”) containing Seller’s good faith calculations of the Cash Amount at Closing, the Indebtedness Amount at Closing, the Working Capital Adjustment Amount at Closing and its corresponding good faith calculation of the Adjustment Amount (the “Estimated Adjustment Amount”). Schedule 2.3(b) includes a template of the Preliminary Closing Statement, containing illustrative and hypothetical calculations of the Cash Amount at Closing, the Indebtedness Amount at Closing, the Working Capital Adjustment Amount at Closing, and the corresponding Estimated Adjustment Amount. These figures are provided solely for illustrative purposes and do not represent actual or projected values.

(c)       Within thirty (30) Business Days after the Closing Date, Buyer shall have the right to prepare and deliver (or cause to be prepared and delivered) to Seller a statement (the “Post-Closing Statement”), setting forth its calculations of the following amounts (calculated as of the open of business of the Closing Date) together with reasonable supporting detail: (i) the Cash Amount at Closing, (ii) the Indebtedness Amount at Closing; (iii) the Working Capital Adjustment Amount at Closing and (iii) the resulting Adjustment Amount. If Buyer has not prepared and delivered (or caused to be prepared and delivered) the Post-Closing Statement with the requirements set forth in this clause within the aforementioned period, then, such amounts and calculations set forth in the Preliminary Closing Statement shall be final and binding upon the Parties.

(d)       Upon receipt of the Post-Closing Statement, Seller shall have thirty (30) Business Days (the “Review Period”) to review the Post-Closing Statement and the calculations of the amounts set forth therein. In connection with the review of the Post-Closing Statement, Seller and its accountants shall have access to the books, records and other materials of the Company, the Buyer and their respective personnel and accountants, in each case, in order to permit the timely review of the Post-Closing Statement in accordance with this Section 2.3(d). Failure from Buyer to grant access to Seller to the books, records and/or materials of the Company during the Review Period shall cause the Preliminary Closing Statement and, consequently, the Estimated Adjustment Amount, to be final and binding upon the Parties as if the Post-Closing Statement had never been delivered by Buyer. If Seller has accepted the Post-Closing Statement in writing or has not given written notice to Buyer setting forth any objection of Seller to such Post-Closing Statement (a “Statement of Objections”) prior to the expiration of the Review Period, then, such amounts and calculations set forth in the Post-Closing Statement shall be, in the absence of fraud or manifest error, final and binding upon the Parties. Section 2.3(f) and Section 2.3(g) shall apply in connection with the payment of any Shortfall Amount or Excess Amount which may result from this determination.

(e)       In the event that Seller delivers to Buyer a Statement of Objections during the Review Period, Buyer and Seller shall in good faith attempt to agree on any disputed amounts and appropriate adjustments to the Post-Closing Statement within thirty (30) days following the receipt by Buyer of the Statement of Objections. If Buyer and Seller are unable to agree upon the disputed amounts within such thirty (30)-day period, then, they shall refer their remaining differences to the Miami, Florida office of Ernst & Young (the “Independent Accounting Firm”), who shall resolve only the matters still in dispute as instructed by the Parties and adjust the Post-Closing Statement to reflect such resolution. If the Independent Accounting Firm does not accept the engagement, the Parties shall submit a request to the International Chamber of Commerce requesting appointment of the Miami, Florida office of an internationally recognized independent certified public accounting firm to serve as the Accounting Firm. The Independent Accounting Firm shall act as an expert (and not as an arbitrator) in making its determination. The Independent Accounting Firm shall deliver its written determination to Buyer and Seller no later than forty-five (45) days following the date on which the remaining differences are referred to the Independent Accounting Firm or such other date as may be specified by mutual agreement of the Parties. The Independent Accounting Firm’s written determination shall be final, conclusive, binding and non-appealable. The written determination of the Independent Accounting Firm may only consider those amounts and items as to which the Parties have disagreed within the time periods and on the terms specified above; provided that such award shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Parties in the Statement of Objections and the Post-Closing Statement, respectively. The fees and expenses of the Independent Accounting Firm shall be allocated between Buyer and Seller in the same proportion that the aggregate amount of the disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such disputed items so submitted. Buyer and Seller shall make available to the Independent Accounting Firm and to each other all relevant books, records and other materials of the Company, their personnel and accountants and all other items reasonably requested by the Independent Accounting Firm and shall execute any agreement reasonably required by the Independent Accounting Firm to accept its engagement, in each case, to the extent relating to the Post-Closing Statement.

(f)       If the Adjustment Amount (if and when determined in accordance with Section 2.3(d) or Section 2.3(e) above) exceeds the Estimated Adjustment Amount set forth in the Preliminary Closing Statement (the amount of such excess, the “Excess Amount”), then, within ten (10) Business Days following such determination, Buyer shall pay to the Seller the Excess Amount in Dollars.

(g)       If the Adjustment Amount (if and when determined in accordance with Section 2.3(d) or Section 2.3(e) above) is less than the Estimated Adjustment Amount set forth in the Closing Statement (the amount of such deficit, the “Shortfall Amount”), then, within ten (10) Business Days following such determination, Seller shall pay to Buyer the Shortfall Amount in Dollars.

(h)       The calculations of the various amounts required to be made under this Section 2.3 shall be made in accordance with the terms of this Agreement.

(i)       For purposes of this Section, the formulas included herein, the reviews (if any and as applicable), and required payments in Dollars (if any and as applicable), all amounts originally expressed in Argentine Pesos shall be converted into Dollars at the Exchange Rate.

(j) All payments hereunder shall be made in Dollars as set forth in Section 2.4 below.

2.4. Payments in Dollars

Payment in Dollars of the Purchase Price (including the Down Payment Amount) by wire transfer from and to bank accounts outside of Argentina as described above is an essential condition to the Transactions and Seller shall not be obligated to accept any payment in any other form or currency other than Dollars. Buyer hereby acknowledges that the obligation to pay the Purchase Price (including the Down Payment Amount) exclusively in Dollars in immediately freely available funds outside of Argentina and without set off, defense or counterclaim of any kind, has been essential for Seller to enter into this Agreement. Buyer hereby expressly, irrevocably and unconditionally waives, to the maximum extent permitted by law, (a) its right to satisfy its obligations under this Agreement with a currency different from Dollars, make payment to a bank account in Argentina, or pay a lower amount of Dollars; (b) its right to invoke any laws, rules or regulations, whether currently existing, issued and becoming in force with the passing of time, or to be issued in the future, including without limitation, any exchange regulation applicable to the circumstances set forth in this Section 2.4, or any theory of unforeseeable events (teoría de la imprevisión), equitable sacrifice, and/or acts of God and force majeure and/or any other similar theory that may be invoked to refrain from complying in full with its obligation to pay the Purchase Price (including the Down Payment Amount) in Dollars (including, without limitation, section 1198 and 765 of the Argentine Civil and Commercial Code -should the Argentine Urgency and Necessity Decree No. 70/2023 be repealed and section 765 in fine of the Argentine Civil and Commercial Code as per Law No. 26,994 is reinstated-) and outside of Argentina, as provided herein.

2.5. Closing

(a)       Subject to the terms and conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place on or before such date which is ten (10) Business Days as from the Closing Notice (the “Closing Date”), but in no event later than one hundred and twenty (120) days as from the Execution Date (the “Outside Date”).

(b)       The Closing will be held at the offices of Bomchil, at Av. Corrientes 420, 8th floor, Buenos Aires, Argentina or at any other place that the Parties may agree in writing, subject to the fulfillment of the conditions precedent set forth in Section V and SECTION VI herein and provided further that neither Seller nor Buyer has validly given a Termination Notice on or before Closing in accordance with the terms of this Agreement.

2.6. YPF ROFR Procedure

(a)       Schedule 2.6(a) sets forth the notice to be delivered by the Seller to YPF on the Execution Date in order to initiate the YPF ROFR Procedure (the “ROFR Notice”).

(b)      As stipulated in the Profertil Shareholders Agreement and in Profertil By-laws, YPF shall have ninety (90) days from the receipt of the ROFR Notice to exercise its right of first refusal (the “ROFR Period”).

(c)       If YPF notifies Seller of its decision to exercise the ROFR and purchase the Shares from Seller within the ROFR Period (the “YPF Exercise Notice”), Seller shall inform Buyer of this decision within two (2) Business Days of receipt, including a copy of the YPF Exercise Notice. In this case, this Agreement shall be terminated pursuant to Section 8.1(a)(iii) with no Liabilities, penalties, fines or amounts payable by the Parties as a consequence of the Termination, as set forth in 7.12(b).

(d)       If YPF notifies Seller of its decision not to exercise the YPF ROFR at any time within the ROFR Period (the “YPF Waiver Notice”), Seller shall inform Buyer of this decision within two (2) Business Days of receipt, including a copy of the YPF Waiver Notice (the “Closing Notice”). The Parties shall then proceed with the Closing as set forth in Section 2.5(b).

(e)       If the ROFR Period expires without any notice from YPF to Seller regarding the YPF ROFR (the “YPF Tacit Waiver”), Seller shall inform Buyer of this YPF Tacit Waiver within the following two (2) Business Days (also, the “Closing Notice”). The Parties shall then proceed with the Closing as set forth in Section 2.5(b).

2.7. Closing Actions and Deliveries by the Parties

(a) On the Closing Date, Buyer shall:

(i)	Pay to the Seller the Estimated Purchase Price less the Down Payment Amount (including interest accrued under the Interest Rate) pursuant to Section 2.2 and Section 2.4.

(ii)	Deliver to Seller notarized resolutions of (1) Buyer’s appropriate corporate body confirming the authority of Buyer’s signatories to sign this Agreement and execute the Transactions and (2) Buyer’s Board of Directors meeting ratifying the Board of Directors meeting set forth in Section 4.1(2), subject to the terms of Section 6.1(h).

(iii)	Sign the Profertil Shareholders Agreement as set forth in Section 4.2(h) of such agreement, pursuant to the joinder template set forth in Schedule 2.7(a)(iii).

(iv)	Execute, deliver or cause to be delivered any other documents as the Seller may reasonably require for completing the Transactions in accordance with Applicable Laws.

(v)	Deliver to Seller the officer’s certificate set forth in Section 6.1(c).

(vi)	Deliver to Seller evidence of the final registration of the Buyer before the Companies’ House of the City of Buenos Aires -IGJ-, provided however that if registration has not been granted Section 6.1(h) shall apply.

(b) On the Closing Date, Seller shall:

(i)	Cause that the Directors and Statutory Supervisors Committee (Comisión Fiscalizadora) members of the Company listed in Exhibit 2.7(b)(i) deliver to the Company letters of resignation to their positions in the form attached hereto as Exhibit 2.7(b)(i).

(ii)	Deliver to the Company notices of transfer, substantially in the form attached hereto as Exhibit 2.7(b)(ii), executed by Seller, in accordance with section 215 of the AGCL, dated as of the Closing Date addressed to the Board of Directors of the Company, necessary for the registration of the transfer to the Buyer of the Shares.

(iii)	Cause the following meetings to occur on the Closing Date in the form of Exhibit 2.7(b)(ii): (1) Board of Directors’ Meeting to take notice of the Directors’ and Statutory Supervisors Committee members’ resignation, revoke the powers of attorney listed in Exhibit 2.7(b)(iii)(1), and call a General Ordinary Shareholders’ meeting; (2) unanimous General Ordinary Shareholders meeting to consider such resignations, approve the Directors’ performance and appoint the new members of the Board of Directors and Statutory Supervisors Committee members as per Exhibit 2.7(b)(iii)(2) and (3) a Board of Directors’ meeting acknowledging receipt of the letter informing of the transfer of the Shares and leaving on record the transfer.

(iv)	Cause for the Buyer to be recorded as the new owner of the Shares in the Company’s stock ledger and deliver the copies of such recording and the corresponding stock certificates.

(v)	Deliver to Buyer a notarized and apostilled resolution of Seller’s appropriate corporate bodies confirming the authority of Seller’s signatories to this Agreement to sign this Agreement and execute the Transactions.

(vi)	Deliver to Buyer a receipt acknowledging payment of the Estimated Purchase Price, less the Down Payment Amount (including interest accrued under the Interest Rate).

(vii)	Deliver to Buyer the officer’s certificate set forth in Section 5.1(c).

SECTION III

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller represents and warrants to the Buyer that:

3.1. Capacity of Seller and Title

The Seller (a) is a company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and (b) has the necessary registrations before the IGJ as a foreign shareholder and has the legal power, right and authority to execute and deliver, and to perform its obligations under, this Agreement, and any other agreement, document or instrument executed or delivered pursuant to this Agreement and to consummate the Transactions contemplated hereby.

The Seller owns the Shares free and clear of all Liens. The Seller has the right to sell and transfer the Shares to Buyer free and clear of all Liens. Other than the YPF ROFR, there are no outstanding, existing or authorized subscriptions, options, warrants, calls or commitments, preemptive or similar rights or any other agreements of any character obligating the Seller, contingently or otherwise, to sell, issue or deliver any shares of any class of the Company’s capital stock or securities convertible into or evidencing the right to acquire any shares of the Company’s capital stock.

3.2. Authorization

The execution, delivery and performance by the Seller of this Agreement and any other transaction document, agreement, instrument or document executed or delivered pursuant to this Agreement, and the consummation of the Transactions contemplated hereby, have been duly authorized by all necessary corporate actions of the Seller and will constitute a legal, valid, and binding obligation of and enforceable against Seller.

3.3. Approvals and Consents

Except for the Antitrust Approval, the YPF ROFR and the disclosures made in Schedule 3.3, the execution, delivery and performance by the Seller of this Agreement and any other agreement, instrument or document executed or delivered pursuant to this Agreement by Seller, and the Transactions to be consummated hereunder, do not require the Seller to obtain or seek any action, consent, filing, waiver or approval of any Governmental Authority or any third party under any contract, permit or otherwise.

3.4. Absence of Conflicts

The execution, delivery and performance by the Seller of this Agreement and any other agreement, instrument or document executed or delivered pursuant to this Agreement does not and will not, directly or indirectly (with or without notice or lapse of time) (i) contravene, conflict with or result in a violation of any Applicable Laws to which Seller or, to the Knowledge of the Seller, the Company is subject to, (ii) to the Knowledge of the Seller, contravene, conflict with or result in a violation of any judgment, decision, order, injunction or decree of any court, tribunal or governmental body or of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify the license or any permit related to the business of, or any assets owned or used by the Company, (iii) except as disclosed in Schedule 3.4, conflict with, constitute a default under, or result in the loss of rights or benefits or incurrence of liability under, or result in any breach of any of the terms, conditions or provisions of (y) to the Knowledge of the Seller, any contract to which the Company is a party or by which it is bound or (z) the Constituent Documents of the Seller and the Company, or (iv) to the Knowledge of the Seller, give any third party the right to modify, terminate or accelerate any obligation of the Company under any contract, or in the creation of any Lien upon any of the properties or assets of the Company.

Other than the YPF ROFR, the Seller has not entered into any agreement with any other Person to sell any of the Shares, or all or substantially all the assets of the Company, or to effect any merger, consolidation, or other reorganization of the Company. Other than the YPF ROFR, there are no options of any kind to acquire the Shares or any of them, or other similar rights, and there are no agreements or understandings with respect to the sale or transfer of the Shares.

3.5. Organization of the Company

The Company is a sociedad anónima duly organized in the City of Buenos Aires, validly existing and in good standing under the laws of Argentina and has all material corporate power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted subject to Applicable Laws. A true and complete copy of the Constituent Documents of the Company is attached hereto as Schedule 3.6.

3.6. No implicit warranty

Other than the representations and warranties contained in this Section III, none of the Seller, the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, the Company, any of their Affiliates, or any of the Representatives of the foregoing, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Buyer and its Representatives (including without limitation any information, documents or material made available to Buyer in the Virtual Data Room, management presentations or in any other form in expectation of the Transactions) or as to the business, operations, assets, liabilities, prospects, results of operations, obligations, financial condition and/or the future revenue, profitability or success of the Company. Any representation or warranty arising from statute or otherwise in law is hereby agreed to be excluded to the maximum extent possible.

3.7. No Insolvency or Bankruptcy Proceedings

The Seller is not insolvent nor has committed any act of bankruptcy, proposed any compromise of arrangement or taken any proceeding with respect thereto and no encumbrance holder or receiver has taken possession of any of the Seller’s property.

3.8. No Corruption

The Seller (through itself or its Affiliates) has adequate procedures in place for the purpose of ensuring that it complies with the requirements of the UK Bribery Act, US Foreign Corrupt Practices Act of 1977 (as amended), the legislation enacted by member states and signatories to the OECD (Convention to Combat Bribery of Foreign Public Officials), Argentine Law 27,401, and other Applicable Laws related to corruption, bribery and compliance. In particular, without limiting the generality of the foregoing, the Seller has not in relation to any matter related to the Transactions: (a) offered or given or agreed to give to any individual or Person any gift, consideration or benefit of any kind as an inducement or reward for doing or for forbearing to do or for having done or forborne to do any action in relation to this Agreement, or at all; or (b) induced or attempted to induce any officer, servant or agent of any private or public body to depart from his duties to his employer nor been involved with any such arrangement; or (c) paid any facilitation payment as defined in Applicable Laws, or similar payment.

SECTION IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that:

4.1. Organization; Authorization

Buyer is a corporation duly incorporated in Argentina on August 27, 2025 (sociedad anónima en formación), validly existing according to the public deed dated August 27, 2025, and in the process of being registered with the IGJ (IGJ N° 2.022.489) under filing number 9.891.076; and has all requisite power to execute and deliver this Agreement and any ancillary agreement to which it is a party and to perform its obligations hereunder and thereunder, according to Section 183 of the Argentine Companies Law. The execution, delivery and performance by Buyer of this Agreement and any other agreement, instrument or document executed or delivered pursuant to this Agreement, and the consummation of the Transactions contemplated hereby, have been authorized through (1) public deed 431 dated September 4, 2025, in accordance to Section 183 of the Argentine Companies Law and (2) the circulating Buyer’s Board of Directors meeting (acta volante) held on September 3, 2025 and will constitute a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms. A copy of the constituent documents of Buyer and documents (1) and (2) mentioned in this Section 4.1 are included in Schedule 4.1.

4.2. Approvals and Consents

(a)       Except for the Antitrust Approval, the execution, delivery and performance by Buyer of this Agreement and any other agreement, instrument or document executed or delivered pursuant to this Agreement, and the Transactions to be consummated hereunder, do not require any filing with, giving notice to, or consent, waiver or approval of, any Governmental Authority or third party under any contract or otherwise.

(b)       Subject to the Antitrust Approval, Buyer has the legal power, right and authority to execute and deliver, and to perform its obligations under, this Agreement, and any other agreement, document or instrument executed or delivered pursuant to this Agreement and to consummate the Transactions contemplated hereby.

(c)       Neither the execution and delivery by Buyer of, or the performance by Buyer of its obligations under, the Transactions documents to which it is a party, nor the consummation of the Transactions by Buyer in accordance with the terms hereof, will require any approval from any Governmental Authority other than the Antitrust Filings.

4.3. Absence of Conflicts

The execution, delivery and performance by Buyer of this Agreement and any other agreement, instrument or document executed or delivered pursuant to this Agreement do not (i) contravene or conflict with or constitute a violation of any Applicable Laws to which Buyer is subject to, (ii) conflict with, constitute a default under, or result in any breach of any of the terms, conditions or provisions of (x) any contract to which Buyer is a party or by which Buyer is bound or the License or (y) the Constituent Documents of Buyer, or (iii) give any third party the right to modify, terminate or accelerate any obligation of Buyer under any contract.

4.4. Legal Actions affecting the Transactions

Buyer has not received any notice (written or otherwise) of any pending, threatened, or actual Legal Action against Buyer or any Buyer Related Party that could reasonably be expected to result in the issuance of an order restraining, enjoining, or otherwise prohibiting or making illegal the Transactions contemplated under this Agreement and any other agreement, instrument or document executed or delivered pursuant to this Agreement. Buyer is not subject to any judgment, decision, order, writ, decree or injunction, rule or order of any Governmental Authority that prohibits or restricts, or could reasonably be expected to prohibit or restrict, the consummation of the Transactions.

4.5. Investigation by Buyer

Buyer is an informed and sophisticated participant in transactions similar to those contemplated in this Agreement and has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, prospects, results of operations and financial condition of the Company. Buyer acknowledges and agrees that it (i) has had an opportunity to discuss the business and affairs of the Company and any issues relevant to the purchase of the Shares, (ii) has had reasonable and adequate access to the properties, assets, premises, books and records, and other documents and data relating to the Company and the Shares and, (iii) has been afforded the opportunity to ask questions and receive answers from personnel, including officers and management, of Seller or its Affiliates, as applicable.

Furthermore, in connection with the investigation of the Company, the Shares and related matters, Buyer and its Affiliates have received financial, business or other projections or forecasts, including without limitation estimates, plans and budget information. Buyer acknowledges and agrees that (i) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets, (ii) Buyer is familiar with such uncertainties and (iii) Buyer is taking full responsibility for making its own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to Buyer or its Affiliates, arrangements, contracts or obligations.

In entering into this Agreement, Buyer acknowledges that it has not relied upon any factual representations or opinions of Seller or their Representatives other than the representations and warranties of Seller expressly set forth in SECTION III of this Agreement, and Buyer acknowledges that none of Seller, the Company or its Affiliates, nor any of their respective directors, officers, shareholders, employees, controlling Persons or Representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any of the information (including without limitation, all information included in any descriptive memoranda provided by the management of the Company, its Affiliates or their Representatives, materials furnished in the Virtual Data Room, and presentations by management of the Company, its Affiliates or their Representatives) or as to the business, operations, assets, liabilities, prospects, results of operations, obligations, financial condition and/or the future revenue, profitability or success of the Company provided or made available to Buyer or its directors, officers, employees, controlling Persons or Representatives, in each case, other than the representations and warranties of Seller expressly set forth in SECTION III of this Agreement. Any representation or warranty arising from statute or otherwise in law is hereby agreed to be excluded to the maximum extent possible.

4.6. No Legal Action and Virtual Data Room

Based on the information provided in the Virtual Data Room, there are no facts or circumstances that would serve as a basis for a Legal Action by Buyer against the Seller or any of its managers, officers or representatives or the Company based upon a breach of any of the representations, warranties, covenants and indemnities of the Seller contained in the Agreement. The Buyer shall be deemed to have waived in full any breach of any of the Seller’s representations, warranties, covenants or indemnities of which the Buyer has knowledge about as a consequence of it being disclosed in the Virtual Data Room or contained in or in any way related with the information and/or documentation contained in the Virtual Data Room.

4.7. Sufficiency of Funds

Buyer has, and on the Closing Date Buyer will have, sufficient immediately available funds in accounts outside Argentina and the financing capabilities to pay the Purchase Price and comply with all obligations and consummate the Transactions contemplated hereby. Buyer does not know of any circumstances or conditions that could be expected to prevent or substantially delay the availability of such funds at the Execution Date and at Closing. Buyer’s Affiliates Kadesh and ACA have sufficient immediately available funds in accounts outside Argentina and the financing capabilities to wire the Down Payment Amount on behalf of and for the account of Buyer.

4.8. No Insolvency or Bankruptcy Proceedings

Buyer is not insolvent nor has it committed any act of bankruptcy, proposed any compromise or arrangement or taken any proceeding with respect thereto and no encumbrance holder or receiver has taken possession of any of the Buyer’s property. The monies that constitute the Purchase Price are freely available to the Buyer and not subject to any encumbrances which would affect or be inconsistent with the Transactions or this Agreement.

4.9. No Corruption

The Buyer has adequate procedures in place for the purpose of ensuring that it complies with the requirements of the UK Bribery Act, US Foreign Corrupt Practices Act of 1977 (as amended), the legislation enacted by member states and signatories to the OECD (Convention to Combat Bribery of Foreign Public Officials), Argentine Law 27,401, and other Applicable Laws related to corruption, bribery and compliance. In particular, without limiting the generality of the foregoing, the Buyer has not in relation to any matter related to the Transactions: (a) offered or given or agreed to give to any individual or Person any gift, consideration or benefit of any kind as an inducement or reward for doing or for forbearing to do or for having done or forborne to do any action in relation to this Agreement, or at all; or (b) induced or attempted to induce any officer, servant or agent of any private or public body to depart from his duties to his employer nor been involved with any such arrangement; or (c) paid any facilitation payment as defined in Applicable Laws, or similar payment.

4.10. Export Controls and Trade Sanctions

The Transactions and all matters related thereto, including the identity of the Buyer or its Affiliates, will not constitute an infringement or breach of any embargo, Sanctions, or other trade control law imposed by any nation, organization, or body of competent jurisdiction applicable to the Parties. Buyer is not a Person subject to Sanctions. No funds used for any payments by Buyer pursuant to this Agreement shall be derived directly or knowingly indirectly from a Person subject to Sanctions.

4.11. Anti-Money Laundering

The Transactions and the monies constituting the Purchase Price do not breach or contravene any anti-money laundering laws applicable to the Transactions and the Parties. Buyer will do all things necessary, provide all information requested, and take all steps at the reasonable request of Seller to evidence the source of funds for the Purchase Price.

SECTION V

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

5.1. Conditions Precedent

The obligations of Buyer to consummate the Transactions and to take the other actions required hereunder to be taken by Buyer at the Closing are further subject to satisfaction of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

(a)       Each of the representations and warranties of Seller set forth in Section 3.1 and Section 3.2 shall be true and correct in all respects both as of the date hereof and as of the Closing Date as though made at the Closing Date other than de minimis inaccuracies, and each of the other representations and warranties of Seller, disregarding all qualifications contained herein relating to materiality, shall be true and correct both as of the date hereof and as of the Closing Date as though made at the Closing Date in all material respects, in each case, both as of the date hereof and as of the Closing Date as though made at the Closing Date (other than representations and warranties that by their terms speak as of another date, which shall be true and correct in all respects as of such date).

(b)       Seller shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing.

(c)       Buyer shall have received a certificate of compliance, dated as of the Closing Date and executed by a duly authorized officer of Seller (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), confirming on behalf of Seller that each of the conditions in (a) and (b) have been satisfied as of the Closing Date.

(d)       No Applicable Laws, order, decision, judgment or injunction by any court or Governmental Authority shall have been issued that prevents the Closing of the Transactions contemplated hereby.

(e)        The YPF Waiver Notice or the YPF Tacit Waiver shall have occurred.

5.2. Frustration of Closing Conditions

No Party may rely on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such Party’s breach of this Agreement, including failure to use its reasonable best efforts to cause the Closing to occur.

5.3. Waiver of Closing Conditions

Upon the occurrence of the Closing, any condition set forth in this Article V that was not satisfied or waived as of the Closing shall be deemed to have been waived as of and from the Closing.

SECTION VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

6.1. Conditions Precedent

The obligations of Seller to consummate the Transactions and to take the other actions required hereunder to be taken by Seller at the Closing are further subject to satisfaction of each of the following conditions (any of which may be waived by Seller, in whole or in part):

(a)       Each of the representations and warranties of Buyer set forth in Section 4.1, Section 4.2 and Section 4.4 shall be true and correct in all respects both as of the date hereof and as of the Closing Date as though made at the Closing Date other than de minimis inaccuracies, and each of the other representations and warranties of disregarding all qualifications contained herein relating to materiality, shall be true and correct both as of the date hereof and as of the Closing Date as though made at the Closing Date in all material respects, in each case, both as of the date hereof and as of the Closing Date as though made at the Closing Date (other than representations and warranties that by their terms speak as of another date, which shall be true and correct in all respects as of such date).

(b)       Buyer shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing.

(c)       Seller shall have received a certificate of compliance, dated as of the Closing Date and executed by a duly authorized officer of Buyer (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), confirming on behalf of Buyer that each of the conditions in (a) and (b) have been satisfied as of the Closing Date.

(d)       No Applicable Laws, order, decision, judgment or injunction by any court or Governmental Authority shall have been issued that prevents the Closing of the Transactions contemplated hereby.

(e)       YPF shall have participated in the unanimous Ordinary Shareholders Meeting set forth in Section 2.7 (b)(iii) and the performance of the resigning directors and Statutory Supervisors Committee members’ performance shall have been unanimously approved.

(f)        The YPF Waiver Notice or the YPF Tacit Waiver shall have occurred.

(g)       Buyer shall have signed the Profertil Shareholders Agreement as set forth in Section 2.7(a)(iii).

(h)       Buyer shall have finalized its registration process before the Companies’ House of the City of Buenos Aires -IGJ- as set forth in Section 2.7(a)(vi), provided, however, that, if Closing can proceed in accordance with Applicable Laws and this Agreement without the Buyer being registered, the Buyer shall not be considered in breach of this Closing condition and the Seller agrees that the relevant condition shall have been met and fulfilled by Buyer.

6.2. Frustration of Closing Conditions

No Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s breach of this Agreement, including failure to use its reasonable best efforts to cause the Closing to occur.

6.3. Waiver of Closing Conditions

Upon the occurrence of the Closing, any condition set forth in this Article VI that was not satisfied or waived as of the Closing shall be deemed to have been waived as of and from the Closing.

SECTION VII

CERTAIN COVENANTS AND AGREEMENTS OF THE SELLER AND THE BUYER

7.1. Conduct of Business Prior to the Closing Date

Except as set forth in Schedule 7.1, the Seller agrees that from the Execution Date and until the Closing Date (the “Pre-Closing Period”) it shall use its reasonable efforts to cause the Company to operate its business in the ordinary course in a manner consistent with prior practices of the Company.

Notwithstanding the foregoing, the dispositions and limitations set forth in Section 10.20 shall apply to this clause and the Agreement in general.

7.2. Covenants regarding Information

In order to facilitate the resolution of any Legal Action made against or by the Seller (to the extent related to the Company or the Shares), for a period of ten years after the Closing, the Buyer shall (a) retain the books and records of the Company relating to periods prior to the Closing existing as of the Closing Date; and (b) afford the Representatives of the Seller reasonable access (including the right to make photocopies), during normal business hours, to such books and records; provided, however, that the Buyer shall notify the Seller in writing at least thirty (30) days in advance of destroying any such book and records prior to- the tenth anniversary of the Closing Date in order to provide the Seller the opportunity to copy such books and records in accordance with this Section 7.2.

7.3. Confidentiality

For a period of two (2) years following the termination of this Agreement in accordance with its terms or the Closing, each Party will hold and will cause its Affiliates and Representatives to hold in strict confidence and not disclose to any other third party (other than any such Affiliates or Representatives of a Party) all documents and information concerning the other Party or any of its affiliates furnished (on or prior to the termination of this Agreement in accordance with its terms) to it by the other Party or on behalf of such other Party in connection with this Agreement or with the transactions contemplated hereby (“Confidential Information”), unless (i) compelled to disclose by judicial or administrative process (including, without limitation, in connection with obtaining any necessary approval of Governmental Authorities of this Agreement and the Transactions contemplated hereby) or by other requirements of Applicable Laws; or (ii) disclosed in an action, suit or proceeding brought by or against a Party in pursuit of its rights or in the exercise of its remedies under this Agreement; or (iii) except to the extent that such documents or information can be shown to have been (x) previously known by the Party receiving such documents or information, (y) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving Party or (z) later lawfully acquired by the receiving Party from another source if the receiving Party is not aware that such source is under an obligation to another Party hereto to keep such documents and information confidential.

In the event that any Party or any of their respective Affiliates or Representatives (the “Disclosing Party”) is required by Applicable Laws, including stock exchange listing, to disclose any Confidential Information, such Disclosing Party will promptly notify the other Party in writing so that such other Party may seek a protective ruling and/or other motion filed to prevent the production or disclosure of the Confidential Information. If such motion is not timely brought or, if so brought, is denied, then such Disclosing Party may disclose only such portion of the Confidential Information which (i) is required by Applicable Laws to be disclosed, provided that, the Disclosing Party will use all reasonable efforts to preserve the confidentiality of the remainder of the Confidential Information; or (ii) the other Party consents, in writing, to being disclosed. The Disclosing Party will continue to be bound by its obligations pursuant to this Section 7.3 for any Confidential Information that is not required to be disclosed pursuant to subparagraph (i) above, or that has been afforded protective treatment pursuant to a motion brought pursuant to this Section 7.3.

7.4. Consents and Filings

Each of the Parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws or otherwise to consummate and make effective the Transactions as promptly as practicable, including to (a) obtain from governmental authorities and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transaction contemplated in this Agreement; and (b) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement under any Applicable Laws.

7.5. Antitrust Approval

(a)       As soon as practicable after the Closing Date, on a date to be determined by Buyer, but not later than seven (7) calendar days after the Closing Date, the Buyer shall file with the relevant Antitrust Authority the mandatory notification Forms F0 and/or F1 as required by the Antitrust Law, and all necessary information and documentation in connection with the sale of the Shares to the Buyer, including the submission of Form F2, if requested, and shall promptly provide any supplemental information and documentation reasonably requested by said authority (“Antitrust Filings”). Closing under this Agreement will not be subject to the Antitrust Authority or the Antitrust Approval.

(b)       Subject to Section 7.5(a), Buyer shall, and shall cause its Affiliates to, perform any and all actions in order to obtain the Antitrust Approval and shall decide on the timing of every Antitrust Filings as well as the best strategy as regards said presentations, meetings or communications to be held with the Antitrust Authority. Buyer shall, however keep Seller informed on a monthly basis (and with respect to any material development, promptly following the occurrence of such development) of the status of each Antitrust Filings. During the Pre-Closing Period, Buyer shall not, and shall cause its Affiliates not to, consummate, or enter into any contract to consummate or propose or publicly announce an intention to effect, any merger, acquisition or similar transaction that could be expected to materially adversely affect or materially delay the ability of Buyer to consummate the Transactions.

(c)       Buyer hereby expressly acknowledges and undertakes that the entire risk and burden of the Antitrust Approval or the enactment of a Rejection Decision and any other Governmental Order issued by the Antitrust Authority rests exclusively and fully with Buyer, without any recourse against Seller and/or its Affiliates. Buyer shall be the sole responsible Party to perform any and all actions required by any Rejection Decision and any other Governmental Order issued by the Antitrust Authority in Argentina in connection with the purchase of the Shares. The transfer of the Shares and the full payment of the Purchase Price shall be final upon the execution of this Agreement, and in no event shall Buyer have any right or ability to rescind the Transactions. In no event shall the Shares be returned or transferred back to Seller, nor shall Seller be required to return any amount of the Purchase Price to Buyer. In furtherance of the foregoing and not in limitation of its obligations under this Section 7.5, Buyer acknowledges and agrees that if, following the Closing, the Antitrust Authority were to reject or condition in any way the Antitrust Approval, Seller shall be entitled to retain the Purchase Price in full and Buyer shall not be entitled to claim any total or partial reimbursement of the Purchase Price, any adjustment to the Purchase Price or any damages. In furtherance of the foregoing, Buyer shall (i) fully bear the entire risk and any eventual loss of value resulting from the need to sell any or all of the Shares to a third party, (ii) be solely responsible for finding a third-party buyer for any or all of the Shares, (iii) sell to such third party buyer all or any of the acquired Shares and (iv) indemnify, defend and hold harmless Seller and its Affiliates and each of their respective officers, directors, stockholders, managers, members and employees from and against any and all consequences, fines, penalties, Taxes and/or costs incurred or suffered by Seller and/or its Affiliates to the extent arising from, relating to or as a result thereof or a result of not obtaining, rejection or conditioning of, the Antitrust Approval. Seller shall have no obligation whatsoever to take, or omit to take, any action as a result of any rejection or conditioning of the Antitrust Approval and/or any action required by any Governmental Authority. Buyer and its Affiliates shall not have any type of claims, rights and/or remedies against Seller and/or its Affiliates and Seller and its Affiliates shall be unconditionally released upon the Closing as a result of the eventual loss of value resulting from the need to sell the Shares to a third party, or the taking of any other action in connection with the rejection or conditioning of the Antitrust Approval and/or any other action required by any Governmental Authority.

(d)       In furtherance and not in limitation of its obligations under this Section 7.5, Buyer shall at its sole risk, cost and expense, adopt any behavioral or structural remedies and take all actions necessary to obtain the Antitrust Approval, including offer and agree to

(a) an order or legally enforceable undertaking or otherwise providing for a divestiture, license or restructuring, (b) any restrictions on the activities of Buyer as are necessary to obtain the Antitrust Approval, (c) hold and keep separate the Company from Buyer and/or its Affiliates pending the issuance of a resolution by the Antitrust Authority; (d) oppose fully and vigorously any litigation relating to this Agreement, or the transactions contemplated hereby, including to appeal promptly any adverse decision, determination or order by any applicable Governmental Authority, it being understood that the costs and expenses of all such legal action shall be borne by Buyer; and (e) propose, negotiate, accept and agree to commitments and remedies required or requested by any Governmental Authority to obtain the Antitrust Approval. Notwithstanding anything to the contrary set forth herein, Buyer will not approve of the entry of any judgment or enter into any settlement or compromise that may in any way impact Seller or its Affiliates without the Seller’s prior written approval.

(e)       Buyer shall be responsible for paying all fees, costs and expenses related to the Antitrust Filings (either before the Antitrust Authority, any other governmental authority and/or courts), including, without limitation, legal costs and attorney’s fees.

7.6. Tax Covenants

After the Closing Date, the Buyer and the Seller shall provide (or, in the case of Buyer, shall cause the Company to provide) such cooperation and information relating to the Tax matters of the Company (including Tax matters of the Seller relating to the Company or the Shares) relating to periods prior to the Closing or otherwise necessary to comply with any requirements from Governmental Authorities (including effectuating the terms of this Agreement relating to Taxes) as either Party may reasonably request. Any information obtained under this Section 7.6 shall be kept confidential except as provided in Section 7.8 and specifically, except as may be otherwise necessary in connection with filing any return, determining any Tax liability or right to a Tax refund, conducting or defending any examination, audit or other proceeding in respect of Taxes or in complying with any information regime. Notwithstanding the foregoing, neither the Seller nor the Buyer, nor any of their Affiliates, shall be required unreasonably to prepare any document or determine any information not then in its possession in response to a request under this Section 7.6.

7.7. Expenses and Finder’s Fees

The Seller, on one hand, and the Buyer, on the other hand, shall bear their respective expenses incurred in connection with the preparation, execution and performance of the Proposal and the acceptance thereof, and the Transactions contemplated hereby, including, without limitation, all fees and expenses of counsel, accountants, investment bankers, financial advisors and other agents and representatives, except as expressly provided herein. The Seller, on one hand, and the Buyer, on the other hand, each represent and warrant to the other that the negotiations relative to this Agreement and the Transactions contemplated hereby have been carried on in such a manner so as not to give rise to any valid claims against the other Party or the Company for a brokerage commission, finder’s fee or other like payment.

7.8. Access to Information

Without limiting the provisions of Section 7.6, after the Closing Date, upon reasonable written notice, the Buyer and the Seller agree to furnish or cause to be furnished to each other and their Representatives, employees, counsel and accountants access, during normal business hours, such information relating to periods prior to the Closing or otherwise necessary to comply with any requirements from Governmental Authorities (including all the books of account pertinent to the Company) and assistance relating to the Company as is reasonably necessary for financial reporting and tax and accounting matters, or for any other equitable reasons; provided, however, that neither Seller nor the Buyer, nor any of their Affiliates, shall be required unreasonably to prepare any document or determine any information not then in its possession in response to a request under this Section 7.8.

7.9. Information Releases

The Seller and the Buyer agree that, from the date hereof, no public release or announcement concerning any aspect of the Transactions shall be issued by either Party without the prior consent of the other Party acting reasonably, except as such release or announcement may be required by Applicable Laws or rules of a securities exchange applicable to a Party, in which case the Party required to make the release or announcement shall allow the other Party reasonable time (not to exceed 12 hours) to comment on such release or announcement in advance of such issuance.

7.10. Registration of change of Directors

The Buyer agrees and undertakes to cause the Company to file the change of Directors of the Company before the CNV within ten (10) Business Days from the Closing Date.

7.11. Pen Drive.

Seller shall deliver the Pen Drive to the Buyer within fifteen (15) Business Days as from the Closing Date. Seller shall keep for themselves the other copy of the Pen Drive.

7.12. Buyer D&O Insurance.

Buyer covenants and agrees to cause the Company to maintain (and when, applicable, renew for at least during the six years after Closing) the existing run-off D&O insurance policy of the Company to cover existing and former board members of the Company with respect to those liabilities that may arise after the Closing from acts prior to the Closing with indemnity limit of at least US$ 5,000,000 (both per claim and in the aggregate).

SECTION VIII

TERMINATION

8.1 Termination Before Closing

(a)       Seller or Buyer may terminate this Agreement at any time before Closing only in the following cases by delivering a written notice to the other Party to that effect (a “Termination Notice”):

(i)       if Closing has not occurred by 11:59pm EST on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a)(i) shall not be available to (A) the Buyer if the failure to consummate the Closing on or before the Outside Date was primarily due to the failure of the Buyer to perform any of its obligations under this Agreement or (B) the Seller, if the failure to consummate the Closing on or before the Outside Date was primarily due to the failure of Seller to perform any of their obligations under this Agreement; and/or

(ii)       immediately upon an Event of Default, provided that this right may only be exercised by the non-defaulting / non-breaching Party; and/or

(iii)	immediately upon receipt of the YPF Exercise Notice.

(b)       In case of termination of this Agreement pursuant to Section 8.1(a)(iii), no Party shall incur in any Liability towards the other Party and no Party shall be entitled to claim for damages, penalties or other amounts to the other Party as a consequence of such termination.

(c)       This Agreement may be terminated at any time by mutual written agreement of the Seller and Buyer.

(d)       In the event of termination of the Agreement by the Seller as provided in (i) Section 8.1(a)(i) solely if the failure to consummate the Closing was primarily due to the failure of the Buyer to perform any of its obligations under this Agreement or (ii) Section 8.1(a)(ii), the Down Payment Amount (including interest accrued under the Interest Rate) shall be retained by the Seller, without prejudice to any other rights Seller may have against Buyer for a breach of the Agreement or otherwise under any other theory of recovery. In the event of any other termination of this Agreement, the Seller shall return the Down Payment Amount to the Buyer, including interest accrued under the Interest Rate, for purposes of which Buyer shall provide to Seller a certificate duly legalized and apostilled evidencing that Buyer is a resident of Argentina. If it were not feasible to reimburse the Down Payment Amount directly to the Buyer based on Buyer not being able to receive the funds due to impediments of Applicable Laws, or due to Buyer not having a readily available bank account for receiving the funds or any other operational impediment, Buyer may instruct Seller to wire the Down Payment Amount to Kadesh and/or ACA to the extent Seller is allowed by Applicable Laws and provided further that Buyer shall bear any costs, Taxes or expenses derived in connection thereto.

(e)       If either Party exercises its termination right pursuant hereto, the obligations of the Parties to complete any transactions pending pursuant to this Agreement shall terminate; provided that Sections 7.3, 7.7, 10.3, 10.5, 10.6 and 10.14 shall survive any termination of the Agreement.

8.2 No Termination After Closing

Neither Party may terminate or rescind this Agreement after Closing.

SECTION IX

INDEMNIFICATION

9.1. Survival of Representations, Warranties and Covenants

(a)       Subject to the limitations and other provisions of this Agreement, the representations and warranties of the Seller and the Buyer contained in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date.

(b)       The covenants and agreements of the Seller and the Buyer contained in this Agreement that by their terms survive the Closing or contemplate performance after the Closing shall survive the Closing, as applicable, in accordance with their terms.

(c)       Notwithstanding the foregoing, any Legal Action for indemnification asserted in writing by an Indemnitee through the delivery of a notice in accordance with Section 9.5 to the Indemnifying Party prior to the expiration date of the applicable survival period shall thereafter not be barred and such Legal Action shall survive the expiration date of the applicable survival period until such Legal Action has been satisfied in full or otherwise finally resolved.

9.2. Indemnification by the Seller

(a)       From and after the Closing, subject to the other terms and conditions of this Section IX, the Seller hereby agrees to defend, indemnify and hold the Buyer and Buyer’s successors and assigns, the Company (after Closing) and each of their respective Affiliates, officers, directors, equity holders, employees and agents (each, a “Buyer Indemnitee”) harmless from and against any and all direct losses, damages, liabilities, deficiencies, damages, Legal Actions, assessments, judgments, interest, penalties, costs and expenses (including without limitation, reasonable attorneys’ fees, court costs, interest and other expenses incurred in connection with the defense or prosecution of the indemnifiable claim) always excluding any indirect or consequential losses as defined under Applicable Laws (collectively the “Losses”) incurred or suffered by, or imposed on, such Buyer Indemnitee, to the extent caused by, resulting from or arising out of:

(i)	any breach of or inaccuracy in any representation or warranty of Seller set forth in this Agreement; and

(ii)	any failure of Seller to perform or comply with any of its covenants, agreements or obligations set forth in this Agreement.

(b)       The Seller shall not be liable for any Losses based on or arising out of any breach of any representation or warranty of Seller contained in this Agreement if such matter is referred to and/or disclosed in any other provision or schedule of this Agreement and/or mentioned or included in the Virtual Data Room.

(c)       The Seller shall not be liable for any Losses based on or arising out of any breach of any representation or warranty of Seller contained in this Agreement if such matter is referred to and/or disclosed with the CNV (Comisión Nacional de Valores) and/or IGJ (Inspección General de Justicia).

9.3. Indemnification by the Buyer

From and after the Closing, subject to the other terms and conditions of this Section IX, the Buyer hereby agrees to defend, indemnify and hold the Seller and Seller’s successors and assigns and each of their respective Affiliates, officers, directors, equity-holders, employees and agents (each, a “Seller Indemnitee”) harmless from and against any and all Losses, incurred or suffered by the Seller Indemnitee, to the extent caused by, resulting from or arising out of:

a)       any breach of or inaccuracy in any representation or warranty of Buyer set forth in this Agreement;

b)       any failure of the Buyer to perform or comply with any of its covenants, agreements or obligations set forth in this Agreement; and

c)       the Antitrust Authority, any Antitrust Filings, the Antitrust Approval and/or a Rejection Decision howsoever arising.

9.4. Certain Limitations

The indemnification provided for in Section 9.2, Section 9.3(a) and Section 9.3(b) and Liability for any Legal Action under or in relation to this Agreement, howsoever arising, is subject to the following limitations:

(a)       No Legal Action may be asserted against either Party for breach of any representation, warranty or covenant or claim for indemnification contained herein, unless written notice of such claim is received by such Party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the date on which the representation, warranty or covenant or claim for indemnification on which such claim is based ceases to survive as set forth in Section 9.1.

(b)      Notwithstanding anything to the contrary contained in this Agreement:

(i)       Seller’s de minimis amount. No Buyer Indemnitee shall be entitled to recover for any Losses pursuant to Section 9.2 (a)(i) unless such Losses attributable to such claim exceeds [***], failing which they shall be disregarded, released, and waived by the Buyer Indemnitees and not be indemnifiable by the Seller.

(A)       Seller’s basket amount. No Buyer Indemnitee shall be entitled to recover for any Losses pursuant to Section 9.2 (a)(i) unless the aggregate of all such Losses attributable to all such claims exceeding the threshold in Section 9.4(b)(i) exceeds [***], in which case the Seller shall be liable only for the Losses in excess of such amount.

(B)       Seller’s indemnities cap. The maximum aggregate amount of indemnifiable Losses which may be recovered by the Buyer Indemnitees from the Seller under or related to this Agreement, howsoever arising, shall be an amount equal to [***] of the Enterprise Value.

(ii)      Seller shall not be obligated to indemnify the Buyer with respect to any Losses to the extent that a specific accrual or reserve for the amount of such Losses was reflected on the financial statements or the notes thereto; or to any Losses related to a contingency or Legal Action included in the Virtual Data Room, as set forth in Section 4.6 and 7.6.1(b).

(iii)     Seller shall not be liable for any Losses based on or arising out of (a) any regulations or legal provisions not in force on the Closing Date, or any other variation or modification of any Applicable Laws or of their interpretation, or any change in the current general practice of any tax, social security or administrative authority made or entered into effect after the Closing Date, or (b) the application of accounting rules or principles different than those in force at the time of preparation of the financial statements, or (c) any Losses with cause or origin after the Closing Date or (d) any Losses included in the Closing Statement and/or which have been considered for purposes of determining the Adjustment Amount; and

(iv)       Except for damages awarded by a final judgment or settlement in relation to a Third Party Claim, neither Seller nor Buyer shall be liable under any provision of this Agreement or otherwise in connection with the Transactions contemplated in this Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of chances or opportunity relating to the breach or alleged breach of this Agreement.

(v)       Notwithstanding anything to the contrary contained herein, any limitations on a Party’s ability to recover Losses set forth in this Agreement shall not apply to any Losses that a court of competent jurisdiction in a final judgment not subject to appeal determines resulted from fraud on the part of any of the individuals listed on Schedule 1.1(a), provided, however, that the maximum cumulative amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from any such fraud shall not in any event exceed the amount of the Purchase Price.

(c)       For all purposes of this Section IX, “Losses” shall be net of any insurance or other recoveries received by the Buyer Indemnitee or Seller Indemnitee in connection with the facts giving rise to the right of indemnification (net of any related costs and expenses reasonably incurred by the Indemnitee and reasonable attorneys’ fees). In the event that Buyer causes the Company to reduce the coverage of any insurance policy of the Company in effect at Closing, then any Losses indemnified to the Buyer shall be limited to the amount of any Liability or damage that remains after deducting therefrom the insurance proceeds that the Company would have been entitled to receive under the insurance policy that was effective as of the Closing Date had the coverage under such insurance policy not been so reduced.

The Indemnitee shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses for which it actually received indemnification under this Agreement; provided that if any recovery is actually realized by such Indemnitee after having previously received indemnification under this Agreement from an Indemnifying Party, such Indemnitee shall promptly tender to the respective Indemnifying Party an amount equal to the lesser of (i) the aggregate amount of the recovery and (ii) the amount paid by the Indemnifying Party (net of any related costs and expenses reasonably incurred by the Indemnitee and reasonable attorneys’ fees).

Seller and Buyer shall be liable, pursuant to the terms of this Agreement, to any Buyer Indemnitee or Seller Indemnitee, as applicable, to the extent such Losses are payable pursuant to a final, non-appealable judgment or order in connection with the final determination or settlement of a Third Party Claim; provided, however, that the above shall not apply if: (i) such Losses derive or arise from a Legal Action other than a Third Party Claim (a “Direct Claim”), or (ii) the relevant payment made in connection with such Losses was required as a condition for purposes of being able to continue with the challenge or discussion of such Third Party Claim against the relevant third party, or (iii) the relevant recourse, challenge or appeal has no suspensive effect as regards the Third Party Claim.

(d)       The Buyer and the Seller shall cooperate with each other with respect to resolving any Legal Action or Liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonable efforts to mitigate any such Legal Action or Liability, provided, however, that no Party shall be required to make any such efforts if they would be detrimental in any material respect to such Party.

(e)       For the purposes of the limitations in Sections 9.4(b)(i)(i) and (i)(ii) and for the purposes of indemnification payments to be me made to an Indemnitee, any amount in Pesos shall be converted to Dollars at the Blue Chip Swap Rate, without prejudice to the dispositions set forth in Section 10.17.

(f)       The amount of any indemnity provided in this Section IX shall be reduced by the amount of any actual reduction for Taxes available to the Indemnitee (and, in case the Indemnitee is the Buyer, available to the Company as well) as a result of the Losses giving rise to such indemnity claim. If the indemnity amount is paid prior to the Indemnitee realizing any actual reduction for Taxes in connection with the Losses giving rise to such payment, and the Indemnitee subsequently realizes such actual reduction for Taxes, then the Indemnitee shall pay the amount of such actual reduction in payments for Taxes to the other Party within five (5) Business Days as from such realization.

(g)       With respect to Losses suffered by the Company which are indemnifiable by Seller to a Buyer Indemnitee under this Section IX, it is hereby clarified, agreed and understood that Seller shall only be obliged to indemnify [***] of the actual Losses suffered by the Company.

(h)       The limitations in this Section 9.4 shall not apply to indemnity under Section 9.3(c).

9.5. Indemnification Procedures

(a)       Direct Claims. Any Party entitled to indemnification pursuant to Section 9.2 or Section 9.3 (an “Indemnitee”) on account of Losses resulting from a Direct Claim shall notify the Party liable for indemnification pursuant thereto (the “Indemnifying Party”) within thirty (30) days after becoming aware of the facts giving rise to the Direct Claim and shall provide to the Indemnifying Party, as soon as practicable thereafter, a reasonably detailed description of the facts giving rise to the Direct Claim and indicate the estimated amount, if reasonably practicable to estimate, of the Losses that have been sustained by the Indemnitee. Notwithstanding the foregoing, the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any Liability that it may have to any Indemnitee, except to the extent that the Indemnifying Party shall have been actually prejudiced by the Indemnitee’s failure to give such notice. The Indemnifying Party shall have a period of thirty (30) days within which to respond to any notification of a Direct Claim. If the Indemnifying Party does not respond within such 30-day period, the Indemnifying Party will be deemed to have rejected such Direct Claim. If the Indemnifying Party rejects all or any part of such Direct Claim, the Indemnifying Party and the Indemnitee shall attempt in good faith for thirty (30) days to resolve such Claim. If no such agreement can be reached through good faith negotiation within thirty (30) days, either the Indemnifying Party or the Indemnitee may commence an action in accordance with Section 10.6.

(b)       Third Party Claims. In the event that an Indemnifying Party may be required to indemnify an Indemnitee against any Legal Action made or brought by a third party, indemnification shall be provided in accordance with the following procedures:

(i)       Upon receipt by an Indemnitee of notice of the commencement of any action by a third party in connection with a Legal Action subject to indemnification hereunder (a “Third Party Claim”) against it, such Indemnitee shall, if a Legal Action is to be made against an Indemnifying Party under this Section IX, give notice to the Indemnifying Party of the commencement of such Third Party Claim as soon as practicable and in no event later than seven (7) Business Days after the Indemnitee shall have been served with process (or such lesser number of days as may be reasonably required for the Indemnifying Party to comply with any court or administrative proceeding in the event of a matter litigated before a Governmental Authority, but under no circumstance beyond half of the expiration term available), but the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any Liability that it may have to any Indemnitee, except to the extent that the Indemnifying Party’s defense of such Third Party Claim has been prejudiced by the Indemnitee's failure to timely give such notice. Such notice by the Indemnitee shall describe the Third-Party Claim in reasonable detail, include copies of all material documents included in the notice of the Third Party Claim and indicate the estimated amount, if reasonably practicable to estimate, of the Losses that have been or may be sustained by the Indemnitee.

(ii)       Within five (5) Business Days from the delivery of the notice of the Third Party Claim, or such shorter term as may be required in such notice due to the nature of the Third-Party Claim (the “Acceptance Period”), the Indemnifying Party shall send to the Indemnitee an acceptance notice or a non-acceptance notice. Subject to the terms of this Agreement, if, within the Acceptance Period the Indemnifying Party does not deliver to the Indemnitee the acceptance or the non-acceptance notice, then it will be considered that the Indemnifying Party has not accepted the Third-Party Claim and the Liability of the Indemnified Party under indemnification determined therein. If the Indemnifying Party accepts the Third-Party Claim, it shall have the right, but not the obligation, to participate in or, by giving written notice to the Indemnitee, to assume the defense of any Third-Party Claim at the Indemnifying Party’s exclusive expense and by the Indemnifying Party’s own counsel satisfactory to the Indemnitee, and the Indemnitee shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 9.5 (b)(iii), it shall have the right to take such action as it reasonably deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnitee. The Indemnitee shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnitee in writing of its election to defend as provided in this Agreement, the Indemnitee may defend, contest or otherwise protect against such Third Party Claim, provided, however, that the Indemnitee may only settle or compromise the Third Party Claim with the consent of the Indemnifying Party. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim. The Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim if and to the extent (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation, or investigation, or (ii) the Third Party Claim seeks an injunction or equitable relief against the Indemnitee or any of its Affiliates or their respective Representatives.

(iii)       Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed). If a firm offer is made to settle a Third-Party Claim without leading to any Liability or the creation of a financial or other obligation on the part of the Indemnitee and provides for the unconditional and complete release of each Indemnitee from any and all Liabilities and obligations in connection with such Third-Party Claim and does not include any express admission of Liability, fault or wrongdoing on the part of the Indemnitee, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnitee. If the Indemnitee fails to consent to such firm offer within five (5) Business Days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third-Party Claim and, in such event, the maximum Liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnitee fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim on the terms set forth in such firm offer to settle such Third-Party Claim.

(c)       Payment. Losses in connection with any Legal Action for indemnification under Section 9.2 or Section 9.3 shall be paid by the Indemnifying Party to the Indemnitee within five (5) Business Days as from the date in which it is finally determined. Any Legal Action, and the Liability for and the amount of the related Losses, shall be deemed to be “finally determined” for purposes of this Section 9.5(c) when the parties to such action have so determined by mutual agreement or, if disputed, when a final award, judgment or ruling is entered concerning the amount of the related Losses and the Indemnifying Party’s Liability therefor.

(d)       Exclusive Remedies. Except for the remedy of specific performance as provided in Section 10.15 and the indemnity set forth in Section 7.5(c), each Party acknowledges and agrees that, from and after Closing, its sole and exclusive remedy with respect to any and all Legal Actions for any breach of or inaccuracy in any representation or warranty, or any failure to perform or comply with any covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Section IX. In furtherance of the foregoing, from and after the Closing, except as set forth in Section 7.5(c), each Party hereby waives, to the fullest extent permitted under Applicable Laws, any and all rights, Legal Actions and causes of action for any breach of or inaccuracy in any representation or warranty, or any failure to perform or comply with any covenant or agreement, set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Party hereto and its Affiliates or Representatives arising under or based on any Applicable Laws, except pursuant to the indemnification provisions set forth in this Section IX. Nothing in this Section 9.5(d) shall limit any Person’s right to seek and obtain any specific performance to which such Person is entitled.

SECTION X

MISCELLANEOUS

10.1. Cooperation

Each of the Parties hereto shall use its reasonable best efforts to take or cause to be taken all reasonable actions to cooperate with the other Party hereto and to do or cause to be done all reasonable things necessary, proper or advisable to consummate and make effective the Transactions.

10.2. Waiver

Any failure of the Seller to comply with any of its obligations or agreements herein contained may be waived only in writing signed by the Buyer. Any failure of the Buyer to comply with any of its obligations or agreements herein contained may be waived only in a writing signed by the Seller. No failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.3. Notices

All notices, requests, consents, Legal Actions, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.3):

(a) If to the Seller, to:

Agrium Holdco Spain S.L.

Calle del Príncipe de Vergara 112, 4th floor - 28002 Madrid - Spain

At.: [***]

E-mail: [***]

with copies to:

Bomchil

Av. Corrientes 420 (C1043AAR)

City of Buenos Aires, Argentina

At: [***]

E-mail: [***]

and

Jones Day

250 Vesey Street

New York, NY 10281

At.: [***]

E-mail: [***]

(b) If to the Buyer, to:

Avaldi S.A.

Av. Leandro N.Alem 882 piso 13, Ciudad de Buenos Aires.

At.:[***]

E-mail: [***]

with copies to:

Marval O´Farrell Mairal

Av. Leandro N.Alem 882 piso 13, Ciudad de Buenos Aires.

At.: [***]

E-mail: [***]

Such names and addresses may be changed by written notice to each person listed above.

10.4. Governing Language

This Agreement is in the English language only, which shall be controlling in all respects, and all versions hereof in any other language shall be for accommodation only and shall not bind the Parties hereto. All communications pursuant to this Agreement shall be in English.

10.5. Governing Law

This Agreement shall be governed and interpreted in accordance with the laws of the State of New York, United States of America, without regard to its conflict of laws rules that would require the application of the laws of another jurisdiction.

10.6. Dispute Resolution

The Parties shall attempt to resolve amicably through negotiations any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination (the “Dispute”). The Parties shall first refer any Dispute to their executive management for discussion and resolution through a written notice.

Any Dispute not so resolved within thirty (30) days following reference to the executive management of the Parties may be resolved through arbitration upon the written notice from either Party. Such Disputes shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (ICC) by three arbitrators. Each Party shall appoint one (1) arbitrator and the two (2) arbitrators so appointed shall appoint the third arbitrator who shall serve as chairman of the arbitration panel and shall not be an Argentine citizen or resident.

The seat of the arbitration shall be the city of Miami, State of Florida, United States of America. The language of the arbitration shall be English.

The arbitral tribunal shall resolve in law and not ex aequo et bono, in accordance with the laws of the State of New York, United States of America.

This arbitration clause shall be governed by the laws of the State of New York, United States of America, and considered as autonomous and as an independent agreement from the other terms contained in this Agreement. A decision by the arbitral tribunal that this Agreement is null and void shall not entail ipso jure the invalidity of this arbitration clause. The arbitral tribunal may rule on its own jurisdiction, including any objections with respect to the existence, validity or effectiveness of this arbitration clause.

The arbitration award shall be final and binding to the Parties who, with the maximum scope permitted by the law, waive any right they may otherwise have under the laws of any jurisdiction to any form of appeal or to a judicial review of the arbitral award. The Parties agree that any award may be recognized and enforced in any court having jurisdiction.

The arbitral tribunal shall have the power to grant any relief that it deems appropriate, whether provisional or final, including but not limited to conservatory relief and injunctive relief. Despite the terms provided in this clause, any of the Parties may request the judge having jurisdiction a precautionary measure or other injunctive relief.

10.7. Further Assurances

From time to time after the Closing, the Seller shall execute and deliver, or cause to be executed and delivered, such documents to the Buyer as the Buyer shall reasonably request in order to consummate more effectively the Transactions, and from time to time after the Closing, the Buyer shall execute and deliver, or cause to be executed and delivered, such documents to the Seller as the Seller shall reasonably request in order to consummate more effectively the Transactions.

10.8. Headings

The section and paragraph headings contained in this Proposal are for reference purposes only and shall not affect in any way the meaning or interpretation of this Proposal.

10.9. Entire Agreement

This Agreement, including the Exhibits and Schedules hereto and the documents referred to herein (and including any standalone guarantee which may be granted in connection hereto), embodies the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

10.10. Amendment and Modification

This Agreement may be amended or modified only by written agreement of the Parties hereto.

10.11. Binding Effect; Benefits

This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. Except as set forth in SECTION IX with respect to Buyer Indemnitees and Seller Indemnitees, nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties hereto and their respective successors and assigns any rights, remedies, obligations or Liabilities under or by reason of this Agreement.

10.12. Assignability

The rights and obligations of the Parties hereunder may not be assigned without the prior written consent of the other Party, which shall not be unreasonably withheld or denied.

10.13. Severability

If any provision (or a portion of a provision) of this Agreement or the application of any such provision (or part thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision (or part thereof) to any other persons or circumstances.

10.14. Costs

Unless otherwise expressly provided herein, each Party shall bear its own costs incidental to the negotiation, preparation, execution and delivery of this Agreement and the performance of its obligations hereunder.

10.15. Specific Performance

The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to (i) specific performance of the terms thereof, (ii) injunctive relief from time to time to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without the requirement of posting any bond or other indemnity, (iii) any other remedy to which they are entitled under the terms of SECTION IX of this Agreement, under law, or equity. No Party shall raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement, and to specifically enforce the terms of this Agreement, to prevent breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement.

10.16. Exchange Rate. Dollar Amounts

Unless otherwise provided for herein (in particular but not limited to Section 10.17), in all cases hereunder in which Dollar amounts must be converted into another currency or vice versa, the Exchange Rate shall be applied.

All debts arising hereunder, including without limitation amounts to be indemnified, shall be in Dollars. Any debts or any other amount denominated in other currency shall be converted into Dollars at the Exchange Rate.

10.17. Payment

All payments arising hereunder among the Parties, including without limitation amounts to be indemnified, shall be paid in Dollars, in immediately freely available funds into an account outside of Argentina to be informed by each of the beneficiaries of such payment, provided, however, that any Losses incurred by the Company in Pesos (including Losses denominated in Dollars but payable in Pesos) subject to indemnification by the Seller in accordance with Section IX shall be paid, at the Seller’s sole option, (i) by delivering Pesos to the Company through itself or one of its Affiliates, in an amount equal to 50% of the Losses incurred by the Company, or (ii) by delivering to the Company or to Buyer an amount of Dollars equivalent to the amount of Pesos equal to 50% of the Losses incurred by the Company, calculated pursuant to the implied exchange rate obtained through the purchase in Pesos of an Argentine public debt instrument denominated in Dollars and/or any other public or private bond or security issued in Argentina and denominated in Dollars negotiable in the Argentine securities markets (the “Dollar Securities”) and the sale of said Dollar Securities in a foreign stock market in Dollars according to the publication made on the corresponding calculation date by the newspaper El Cronista Comercial on its website www.cronista.com (or any other website where the quote is published if it stops publishing it) (the “Blue Chip Swap Rate”); this calculation shall be done without any deduction on account of fees (including brokerage or similar fees), costs, expenses and taxes usually payable for this type of transactions.

Each of the Parties hereby expressly, irrevocably and unconditionally accepts that, if applicable, the risks of delivering immediately freely available Dollars outside of Argentina to make any corresponding payments hereunder will be in charge of such Party. Furthermore, any circumstance that may affect the free availability of Dollars, the fluctuation of prices thereof or the inability to access foreign exchange market (including the denial or approval of the authorization to transfer Dollars by any governmental entity, if necessary at the time) will not be considered an extraordinary or unpredictable event, in accordance with Applicable Laws.

10.18. Stamp Tax

Any stamp tax, if at any time is due and is required to be paid in connection with the Transactions, shall be borne by Buyer, together with interest, charges, fines or penalties with respect thereto.

10.19. Counterparts

This Agreement shall become binding and enforceable against each of the Parties upon the execution and delivery of the Proposal by the Buyer and the acceptance thereof by the Seller. Each of the Proposal and the acceptance thereof may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of an executed counterpart of a signature page to the Proposal or the acceptance thereof by e-mail shall be effective as delivery of a manually executed counterpart of the same.

10.20. Actions Involving YPF

(a) Cooperation and Consent of YPF. The Parties acknowledge that YPF holds the remaining 50% of the capital stock and voting rights of the Company. Consequently, certain actions required from the Seller under this Agreement, including but not limited to the covenants set forth in Section 7.1, the convening and holding of board of directors’ and shareholders' meetings at Closing, and any other corporate actions that necessitate the involvement or approval of YPF, are subject to the consent and cooperation of YPF.

(b) Reasonable Efforts Commitment. Seller agrees to use reasonable efforts to obtain the necessary consent and cooperation from YPF to perform any actions required under this Agreement. However, Seller’s obligations with respect to such actions shall be limited to using reasonable efforts, and Seller shall not be deemed to be in breach of this Agreement if it is unable to perform such actions due to the lack of consent or cooperation from YPF.

(c) No Liability for YPF’s Actions. Seller shall not be liable for any failure to perform any actions required under this Agreement to the extent that such failure is due to the lack of consent or cooperation from YPF. The Buyer acknowledges and agrees that the Seller’s obligations under this Agreement are subject to the limitations set forth in this Section 10.20.

10.21. Non Recourse

No claim or liability of any kind arising out of or relating to this Agreement may be asserted against any person who is not a signatory to this Agreement, including any Affiliate or individual whose knowledge is attributed to a Party (a “Non-Party”). No Non-Party shall have any personal liability under this Agreement. This does not limit any liability of any Person who is a guarantor under a guaranty or similar agreement delivered in connection with this Agreement. This provision survives termination and is for the benefit of each Non-Party as a third-party beneficiary.

Index of Schedules to Share Purchase Agreement

Schedule 1.1(a)	Sellers Knowledge
Schedule 1.1(b)	Profertil Shareholders’ Agreement
Schedule 2.2(a)(i)	Seller’s Bank Account
Schedule 2.3(b)	Illustrative Calculations
Schedule 2.6(a)	ROFR Notice
Schedule 2.7(a)(iii)	Accession to the Shareholders’ Agreement of Profertil S.A.
Schedule 2.7(b)(i)	Directors and Statutory Supervisors Committee Resignation
Schedule 2.7(b)(ii)	Notice of Transfer
Schedule 2.7(b)(iii)	Closing Meeting Minutes
Schedule 3.3	Approvals and Consents
Schedule 3.4	Absence of Conflicts
Schedule 3.6	Incorporation Documents of the Company
Schedule 4.1	Buyer Constituent Documents and Approvals
Schedule 7.1	Ordinary Course